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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-31472

CHC Helicopter Corporation
(Translation of registrant's name into English)

Hangar No. 1
St. John's Airport
P.O. Box 5188, St. John's NL
Canada
A1C 5V5
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes        No   X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

        Attached is the Press Release of CHC Helicopter Corporation ("CHC") dated April 8, 2004, announcing the release of certain financial information in respect of Schreiner Luchtvaart Groep B.V. ("Schreiner"). CHC acquired Schreiner of Hoofddorp, the Netherlands, on February 16, 2004. The financial information to which the Press Release relates is attached as an exhibit to this Form 6-K.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC HELICOPTER CORPORATION
Dated: April 9, 2004	By:	/s/ DAVID R. LOVEYS
		Name:	David R. Loveys
		Title:	Corporate Treasurer

CHC HELICOPTER CORPORATION

Press Release

Attention Business Editors:

CHC Releases Financial Information Related to Schreiner Aviation

        ST. JOHN'S, NL, April 8 /CNW/—CHC Helicopter Corporation ("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI) released today certain financial information in respect of Schreiner Aviation Group ("Schreiner"). The Company acquired Schreiner of Hoofddorp, the Netherlands, on February 16, 2004. The information released includes the following:

1.
Unaudited financial statements of Schreiner for the twelve-month period ended December 31, 2003 (with audited comparatives for December 31, 2002). These financial statements are prepared in accordance with Dutch GAAP and are reported in euros, the reporting currency of Schreiner.

2.
Unaudited pro forma financial statements of CHC, giving effect to the acquisition of Schreiner and the private offering of the Senior Subordinated Notes. These pro forma financial statements are prepared in accordance with Canadian GAAP, with reconciliation to United States GAAP.

        This information is available on CHC's website at http://www.chc.ca/fiscal.html under Regulatory filings. To receive a printed copy of this documents, please contact CHC Helicopters at 709-570-0700.

        CHC Helicopter Corporation is the world's largest provider of heavy and medium helicopter services to the global offshore oil and gas industry with aircraft operating in over 30 countries and a team of 3,400 professionals worldwide.

        If you wish to be added to, or removed from, the Company's distribution list, please contact communications@stjohns.chc.ca.

        This press release and the referenced financial statements and pro forma information may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary. More specifically, readers should be aware that the financial statements of Schreiner are unaudited and that the information presented in the pro forma financial statements may not be indicative of the future performance of the Company. In addition, the financial information referenced herein may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

        For further information: Jo Mark Zurel, Senior Vice-President & Chief Financial Officer, (709) 570-0567; Chris Flanagan, Director of Communications, (709) 570-0749; Derrick Sturge, Vice President Finance & Corporate Secretary, (709) 570-0713.

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SUMMARY OF INFORMATION INCLUDED IN THIS REPORT
SIGNATURES